FORM BD SCHEDULE A

Primary Business Name: ONECHRONOS **BD Number: 286322**

BD - AMENDMENT
06/27/2024

Deleted: 02/29

BD – DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

YES

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A – 5% but less than 10% C – 25% but less than 50% E – 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DAN, BERNARD WILLIAM	I	CEO	12/2016	NA	Y	N	2421761
DORSEY, MICHAEL THOMAS	I	CHIEF COMPLIANCE OFFICER	03/2022	NA	N	N	2560077
HARPEL, JEFFREY KEITH	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	04/2017	NA	N	N	1367784
JOHNSON, STEPHEN DAVID	I	DIRECTOR	12/2016	NA	Y	N	6766611
KHANDROS, VLAD	I	DIRECTOR	06/2024	NA	N	N	5008812
LITTLEPAGE, KELLY C	I	DIRECTOR	12/2016	NA	Y	N	5557711
OCX GROUP INC	DE	SOLE MEMBER	12/2016	E	Y	N	47-4149392
SUTH, RICHARD JR	I	DIRECTOR	03/2017	NA	N	N	2164733
TURTLE, WILLIAM RAYMOND	I	COO	01/2024	NA	N	N	6254805

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FORM BD SCHEDULE B

Primary Business Name: ONECHRONOS **BD Number: 286322**

BD - AMENDMENT
06/27/2024

Deleted: 02/29

BD – INDIRECT OWNERS

Ownership Codes: **C – 25% but less than 50%** **E – 75% or more**

D – 50% but less than 75% **F – General Partners**

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
JOHNSON, STEPHEN DAVID	I	OCX Group INC	SHAREHOLDER	05/2015	C	Y	N	6766611
LITTLEPAGE, KELLY C	I	OCX Group INC	SHAREHOLDER	05/2015	C	Y	N	5557711

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